Exhibit 99.1

Clearmind Medicine Announces Enrollment of First Patient in Phase I/IIa Clinical Trial for Alcohol Use Disorder Treatment

CMND-100 has the potential to provide an innovative and advanced treatment option for hundreds of millions of people around the world afflicted with Alcohol Use Disorder

Vancouver, Canada, June 05, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the enrollment of the first patient in its Phase I/IIa clinical trial for CMND-100, a proprietary MEAI-based oral drug candidate aimed at treating Alcohol Use Disorder (AUD). The first patient was enrolled at Yale School of Medicine’s Department of Psychiatry, marking a significant milestone in the trial.

The trial is evaluating the safety, tolerability, and pharmacokinetic profile of CMND-100, with preliminary efficacy assessments to explore its potential in reducing alcohol cravings and consumption. This first-in-human study represents a pivotal step toward developing a groundbreaking treatment for individuals struggling with AUD.

Eligible subjects for the clinical trial, among others, are individuals aged 18 to 60. Participants may be either non-treatment-seeking individuals who report heavy binge drinking (defined as at least five standard drinks in a day for men or at least four for women) on at least five days in the past month prior to screening, or treatment-seeking individuals diagnosed with Alcohol Use Disorder (AUD) per DSM-5 criteria, who report at least four binge drinking days in the month prior to screening. All subjects must express a desire to reduce or stop drinking. For more information: https://clinicaltrials.gov/study/NCT05913752?spons=Clearmind%20Medicine%20Inc.&rank=1#study-overview

“The enrollment of our first patient at Yale School of Medicine marks a pivotal milestone in the development of CMND-100,” said Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine. “This advancement brings us one step closer to offering an innovative solution for those affected by AUD, a condition with significant unmet medical needs. The substance use disorder treatment market in the U.S. alone was valued at $35.1 billion in 2021 and is projected to grow to $60.2 billion by 2029. Moreover, there are hundreds of millions of individuals around the globe afflicted by AUD. However, the market has been constrained due to the limited effectiveness and adverse side effects of current treatment options. We are executing on our development strategy and are optimistic about the potential of our MEAI-based therapy to offer a safe, effective solution that can transform lives.”

The Phase I/IIa clinical trial is being conducted at multiple sites, including Yale School of Medicine and Johns Hopkins University School of Medicine, while the Company is valuating additional clinical sites. Clearmind remains committed to advancing its robust intellectual property portfolio and pioneering psychedelic-derived therapeutics to address global health challenges.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses conducting its Phase I/IIa clinical trial, developing a treatment for individuals struggling with AUD, the size of the substance use disorder treatment market, executing its development strategy, valuating additional clinical sites, and that it remains committed to advancing its robust intellectual property portfolio and pioneering psychedelic-derived therapeutics to address global health challenges. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.